Outlook

Wefunder link for investing in CareNgen for investments less than $50K

From Invest [redacted]
Date Sun 1/25/2026 4:42 PM
To [redacted]

Hi [redacted] here is the link to our Wefunder page where you can make your investment. How it works is you make your investment, and the amount comes out of your account and is held in Wefunder until we raise the $1M through a combination of Wefunder investments and SAFEs. When we close the Wefunder your money converts to an investment and you will get documentation of your investment.

https://wefunder.com/carengen

Sincerely,

[redacted]

CARENGEN
SENIOR CARE PLANNING SIMPLIFIED